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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               JUNUM INCORPORATED
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   48204R 10 3
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                                 (CUSIP Number)

              STEPHEN A. ZRENDA, JR., STEPHEN A. ZRENDA, JR., P.C.,
                        100 NORTH BROADWAY, SUITE 2100,
               OKLAHOMA CITY, OKLAHOMA 71302-8601; (405) 235-2111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 17, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

                              CUSIP NO. 48204R 10 3



         DAVID B. COULTER
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(1)      Names of Reporting Persons.         I.R.S. Identification Nos. of Above
                                             Persons (entities only)
         NOT APPLICABLE
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(2)      Check the Appropriate Box if a Member                (a)  [ ]
            of a Group                                        (b)  [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

         PF
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(4)      Source of Funds

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(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                    |_|
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         UNITED STATES
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(6)      Citizenship or Place of Organization

Number of Shares              (7) Sole Voting Power
  Beneficially Owned              19,262,000 SHARES OF COMMON STOCK
                              --------------------------------------------------
 by Each Reporting
  Person With                 (8) Shared Voting Power
                                  N/A
                              --------------------------------------------------
                              (9) Sole Dispositive Power
                                  19,262,000 SHARES OF COMMON STOCK
                              --------------------------------------------------
                              (10) Shared Dispositive Power
                                   N/A
                              --------------------------------------------------

19,262,000 SHARES OF COMMON STOCK
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11)     Aggregate Amount Beneficially Owned by Each Reporting Person

STOCK OPTIONS TO PURCHASE 660,000 SHARES OF COMMON STOCK
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

38.7% OF COMMON STOCK
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(13)     Percent of Class Represented by Amount in Row (11)

         INDIVIDUAL
--------------------------------------------------------------------------------
(14)     Type of Reporting Person




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ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, $.01par value (the "Common Stock") and other securities of Junum Incorporated, a Delaware corporation (the "Issuer"), which has its principal executive offices at 1590 Corporate Drive, Costa Mesa, California 92626.

ITEM 2. IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer that were acquired by David B. Coulter. Mr. Coulter is a director, the Chief Executive Officer, President and Treasurer of the Issuer.

         Mr. Coulter has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Since the filing of the original Schedule 13D by Mr. Coulter, Mr. Coulter has (i) gifted 29,000 shares of the Company's Common Stock; (ii) transferred 164,000 shares of the Company's Common Stock as a result of a November 2001 contract calculation error; and (iii) sold 534,500 shares of Common Stock in reliance upon Rule 144 under the Securities Act of 1933. As a result, Mr. Coulter presently owns 19,262,000 shares of the Common Stock of the Company which represents approximately 38.7% of the issued and outstanding Common Stock of the Company, and also holds an option to purchase 660,000 shares of Common Stock at $.50 per share that expires on March 31, 2005.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Issuer by Mr. Coulter was primarily for investment purposes.

         (a) There are no tentative plans and proposals by Mr. Coulter to acquire additional securities of the Issuer.

         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries.

         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

         (d) There are presently three vacancies on the Board of Directors of the Issuer, which has an authorized number of four members. At the present time, David B. Coulter is the only director serving on the Board of Directors of the Issuer.

         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.


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         (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

         (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

         (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from the NASD over-the-counter Electronic Bulletin Board ("EBB").

         (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Coulter is the direct beneficial owner of 19,262,000 shares of the Common Stock of the Issuer, excluding a stock option covering 660,000 shares of Common Stock.

         (b) Mr. Coulter has the power to vote the securities of the Issuer described herein regarding any proposed sale or merger of the Company; all other powers to vote such securities are subject to a Voting Trust Agreement and Irrevocable Proxy with Mr. Emanuel M. Freedman.

         (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Coulter during the past 60 days, except as described in Item 3.

         (d) To the best of the knowledge of Mr. Coulter, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Coulter.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Coulter, except as described in Item 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - The Voting Trust Agreement and Irrevocable Proxy between Mr. David B. Coulter and Mr. Emanuel M. Freedman is incorporated herein by reference to Exhibit 9 to the Form 10-KSB annual report of Junum Incorporated for its fiscal year ended December 31, 2001.


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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2002                               /s/ David B. Coulter
                                             -----------------------------------
                                             David B. Coulter


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